FORM 6-K


             SECURITIES AND EXCHANGE COMMISSION


                   Washington, D.C. 20549


                  Report of Foreign Issuer

             Pursuant to Rule 13a-16 or 15d-16 of
             The Securities Exchange Act of 1934


                     Northern Rock plc
       (Translation of registrant's name into English)


                    Northern Rock House
                        Gosforth
                    Newcastle upon Tyne
                         England
                         NE3 4PL
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F..X.. Form 40-F.....



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                     Yes ..... No ..X..


                          INDEX

Document

No.  1       Holding(s) in Company dated 17 November 2003
No.  2       FRN Variable Rate Fix dated 17 November 2003
No.  3       FRN Variable Rate Fix dated 17 November 2003
No.  4       FRN Variable Rate Fix dated 17 November 2003
No.  5       FRN Variable Rate Fix dated 17 November 2003
No.  6       FRN Variable Rate Fix dated 17 November 2003
No.  7       FRN Variable Rate Fix dated 17 November 2003
No.  8       FRN Variable Rate Fix dated 18 November 2003
No.  9       FRN Variable Rate Fix dated 18 November 2003
No.  10      Doc re. Pricing Supplement dated 18 November 2003
No.  11      FRN Variable Rate Fix dated 19 November 2003
No.  12      Holding(s) in Company dated 19 November 2003
No.  13      Holding(s) in Company dated 20 November 2003
No.  14      FRN Variable Rate Fix dated 21 November 2003
No.  15      FRN Variable Rate Fix dated 21 November 2003

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Document No.  1

                               NORTHERN ROCK PLC

                               COMPANIES ACT 1985



The Company has been notified on 14 November 2003 that as at 13 November 2003 Morgan Stanley Securities Limited (MSSL), and the Group of companies which are direct or indirect holding companies of MSSL, no longer have a notifiable interest in the ordinary 25p share capital of the Company.



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Document No.  2

RE: NORTHERN ROCK PLC
    GBP 6,000,000.00
    MATURING: 17-Feb-2004
    ISSUE DATE: 17-Feb-1999
    ISIN: XS0094893715

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
17-Nov-2003 TO 17-Feb-2004 HAS BEEN FIXED AT 3.989380 PCT

INTEREST PAYABLE VALUE 17-Feb-2004 WILL AMOUNT TO:
GBP 10.04 PER GBP 1,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881




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Document No.  3

RE: NORTHERN ROCK PLC
    GBP 21,381,000.00
    MATURING: 15-May-2006
    ISSUE DATE: 14-May-2003
    ISIN: XS0168679693

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
17-Nov-2003 TO 17-Feb-2004 HAS BEEN FIXED AT 4.059380 PCT

INTEREST PAYABLE VALUE 16-Feb-2004 WILL AMOUNT TO:
GBP 10.12 PER GBP 1,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881




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Document No.  4

RE: NORTHERN ROCK PLC
    GBP 3,348,000.00
    MATURING: 15-May-2009
    ISSUE DATE: 09-May-2003
    ISIN: XS0168553914

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
17-Nov-2003 TO 16-Feb-2004 HAS BEEN FIXED AT 4.109380 PCT

INTEREST PAYABLE VALUE 16-Feb-2004 WILL AMOUNT TO:
GBP 10.25 PER GBP 1,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881




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Document No.  5

RE: NORTHERN ROCK BUILDING SOCIETY
    DEM 30,000,000.00
    MATURING: 19-Aug-2004
    ISSUE DATE: 19-Aug-1997
    ISIN: XS0079534706

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
19-Nov-2003 TO 19-Feb-2004 HAS BEEN FIXED AT 2.239250 PCT

INTEREST PAYABLE VALUE 19-Feb-2004 WILL AMOUNT TO:
DEM 28,612.64 PER DEM 5,000,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881




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Document No.  6

RE: NORTHERN ROCK PLC
    GBP 268,000.00
    MATURING: 18-May-2009
    ISSUE DATE: 14-Nov-2003
    ISIN: XS0179678940

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
14-Nov-2003 TO 18-Feb-2004 HAS BEEN FIXED AT 4.036470 PCT

INTEREST PAYABLE VALUE 18-Feb-2004 WILL AMOUNT TO:
GBP 10.62 PER GBP 1,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881




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Document No.  7

RE: NORTHERN ROCK PLC
    USD 600,000,000.00
    MATURING: 10-Nov-2008
    ISSUE DATE: 10-Nov-2003
    ISIN: XS0179930036

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
10-Nov-2003 TO 10-Feb-2004 HAS BEEN FIXED AT 1.320000 PCT

INTEREST PAYABLE VALUE 16-Feb-2004 WILL AMOUNT TO:
USD 3.37 PER USD 1,000.00 DENOMINATION
USD 33.73 PER USD 10,000.00 DENOMINATION
USD 337.33 PER USD 100,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881




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Document No.  8

RE: NORTHERN ROCK PLC
    EUR 50,000,000.00
    MATURING: 20-May-2005
    ISSUE DATE: 20-May-2003
    ISIN: XS0168846425

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
20-Nov-2003 TO 20-Feb-2004 HAS BEEN FIXED AT 2.228000 PCT

INTEREST PAYABLE VALUE 20-Feb-2004 WILL AMOUNT TO:
EUR 569.38 PER EUR 100,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3857/3855 OR FAX: 44 20 7508 3881




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Document No.  9

RE: NORTHERN ROCK PLC
    GBP 3,254,000.00
    MATURING: 18-May-2009
    ISSUE DATE: 15-Aug-2003
    ISIN: XS0174373133

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
18-Nov-2003 TO 18-Feb-2004 HAS BEEN FIXED AT 4.110000 PCT

INTEREST PAYABLE VALUE 18-Feb-2004 WILL AMOUNT TO:
GBP 10.36 PER GBP 1,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3857/3855 OR FAX: 44 20 7508 3881




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Document No.  10

Pricing Supplement


Issuer:                             Northern Rock plc

Series Number                       292

Description:                        GBP 268,000

Currency/ Principal Amount:         Pound Sterling

Issue Price:                        100.00 per cent

Specified Denominations:            GBP 1,000

Issue Date:                         14 November 2003

Maturity Date:                      18 May 2009

ISIN:                               XSO179678940

     A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's
                                Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade Canary Wharf
London
E14 5HS

Tel. no. (0)20 7066 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).


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Document No.  11

RE: NORTHERN ROCK PLC
    EUR 617,000.00
    MATURING: 19-May-2008
    ISSUE DATE: 16-May-2003
    ISIN: XS0168806635

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
19-Nov-2003 TO 19-Feb-2004 HAS BEEN FIXED AT 4.041250 PCT

INTEREST PAYABLE VALUE 19-Feb-2004 WILL AMOUNT TO:
GBP 10.19 PER GBP 1,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3857/3855 OR FAX: 44 20 7508 3881




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Document No.  12


                               NORTHERN ROCK PLC
                     DISCLOSURE OF MAJOR INTEREST IN SHARES

Northern Rock plc ("the Company") has been notified on 19 November 2003 in accordance with Section 198 Companies Act 1985 (the "Act") that as at 18 November 2003, Morgan Stanley Securities Limited acquired an interest in the shares that resulted in their holding a total of 12,842,173 ordinary 25p shares of the Company. This holding represents 3.05% of the issued share capital of the Company.

The Company was also notified that Morgan Stanley Securities Limited has transferred from time to time, 12,168,363 shares to a third party on terms which give them the right to require the return of an equivalent number of shares. Accordingly, their interest in 12,168,363 shares is pursuant to Section 208(5) of the Act.

Morgan Stanley Securities Limited is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of Morgan Stanley Securities Limited are, under the terms of Section 203 of the Companies Act 1985, each interested by attribution in any shares in which Morgan Stanley Securities Limited is interested.

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Document No.  13

                               NORTHERN ROCK PLC

                     DISCLOSURE OF MAJOR INTEREST IN SHARES

In accordance with Sections 198-202 of the Companies Act 1985 (the Act), the Company has been notified on 18 November 2003 that FMR Corp. and its direct and indirect subsidiaries and Fidelity International Limited (FIL) and its direct and indirect subsidiaries, both being non-beneficial holders have a notifiable interest in 17,990,464 ordinary 25p shares of the Company representing a non-beneficial holding of 4.27% of the issued share capital of the Company.

FMR Corp. is the parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts.

FIL is the parent holding company for various direct and indirect subsidiaries including Fidelity Investment Services Limited (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients.

The notifiable interests also comprise that of Mr Edward C Johnson 3d, 82 Devonshire Street, Boston, MA 02109 (a principal shareholder of FMR Corp. and
FIL) and interests held on behalf of authorised unit trust schemes in the UK, notwithstanding the exemption from reporting pursuant to Section 209 (1) (h) of the Companies Act 1985.

These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries and FIL and its direct and indirect subsidiaries or Mr Edward C Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

The disclosable interests arise under Section 208 (4) (b) of the Act, namely where a person, not being a registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under Section 203 of the Act respectively.


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Document No.  14

RE: NORTHERN ROCK PLC
    USD 100,000,000.00
    MATURING: 21-Feb-2099
    ISSUE DATE: 21-Feb-2001
    ISIN: XS0125284777

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
24-Nov-2003 TO 23-Feb-2004 HAS BEEN FIXED AT 2.170000 PCT.

INTEREST PAYABLE VALUE 23-Feb-2004 WILL AMOUNT TO
USD 54.85 PER USD 10,000.00 DENOMINATION.
USD 548.53 PER USD 100,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.




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Document No.  15

RE: NORTHERN ROCK PLC
    GBP 2,632,000.00
    MATURING: 21-Aug-2099
    ISSUE DATE: 15-Aug-2003
    ISIN: XS0174373059

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
21-Nov-2003 TO 23-Feb-2004 HAS BEEN FIXED AT 4.112500 PCT.

INTEREST PAYABLE VALUE 23-Feb-2004 WILL AMOUNT TO
GBP 10.59 PER GBP 1,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

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                        SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                              Northern Rock plc
                                (Registrant)



Date:  24 November, 2003        By:____J Shipley_____

                                Name:       J Shipley
                                Title:      Assistant Company Secretary